Exhibit 99.1

Neptune to Exhibit and Present at 2018 Montreal Cannabis Expo

Neptune's extraction and public policy expertise featured at Montreal's first-ever cannabis industry tradeshow.

LAVAL, QC, Oct. 22, 2018 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune") (NASDAQ: NEPT) (TSX: NEPT) is pleased to announce its participation at the Montreal Cannabis Expo, taking place October 26 and 27, 2018 in Montreal, Quebec.

The first-ever cannabis industry tradeshow in Montreal will bring together current and future licensed producers, investors, industry professionals and media for the first time following legalization of cannabis for adult use in Canada to showcase their projects and expertise and engage around the industry's most salient issues.

On that occasion, two of Neptune's leaders will be featured as speakers. Neptune's Director of Corporate Affairs, Caroline Lavoie, will be giving a talk on the distinct evolution of the cannabis industry in Quebec at 11:00AM EDT on Friday on the main stage.

"The conversation on cannabis has been different in Quebec than in other provinces and that has puzzled observers within Quebec and elsewhere. This event will be a great opportunity to shed light on the Quebec mystery", said Lavoie.

Head of Operations and Technical Services Etienne Villeneuve will soon after present on the transformation of cannabis and Neptune's decades of experience in extraction, purification and formulation of innovative delivery forms. Villeneuve will be featured on Friday at 11:45AM and again on Saturday at 1:30PM EDT on the health and wellness stage.

"Oils and extracts aren't yet as well-known as more traditional products like dried flower but will soon become a feature of consumer demand as both medical and adult users move toward smoke free alternatives. Producing them is a more complex process however, which requires the right expertise and technology, and is worth taking a few moments to discover", said Villeneuve.

Neptune will be present during the entire Montreal Cannabis Expo's duration. To meet our team or to learn more about Neptune, visit booth #422.

Montreal Cannabis Expo floor plan and full schedule available here.

Neptune Speakers Biographies:

Caroline Lavoie, MPA – Director of Corporate Affairs
An early analyst of cannabis legalization, Caroline contributes her unique expertise in the management of Neptune's government, public and industry relations. Caroline has been involved in the cannabis industry for many years, first acting as a consultant with Octane Strategies and later with NATIONAL Public Relations, where she led the cannabis practice for the Montreal office. In addition to working with key players of this emerging field, Caroline also advised several large companies from Canada, the U.S. and abroad in a variety of sectors on their strategic positioning in Quebec and Canada. Caroline holds degrees from McGill University and the Institut d'Etudes Politiques de Paris. She has long been involved with youth organizations and in governance. She now serves on the Board of Trustees of the Canadian Museum of Immigration at Pier 21 in Halifax.

Etienne Villeneuve - Head of Operations and Technical Services
Etienne joined the Company as Head of Operations and Technical Services in November 2016. His main areas of focus are the Sherbrooke plant and laboratory management including the production, quality, environmental health & safety, engineering and maintenance. Prior to this, he was Vice-President, Operations for a contract manufacturing organization in the pharmaceutical industry. Etienne combines more than 13 years of operational experience in the pharmaceutical, healthcare and food businesses. He holds a Bachelor's degree in Mechanical Engineering from the Université de Sherbrooke (2004) and is a member of the Professional Engineers of Quebec (Ordre des Ingénieurs du Québec).

About Neptune Wellness Solutions Inc.
Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added, differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other maringe and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is also preparing to commence production of products for legal cannabis markets. The Company's head office is located in Laval, Quebec, Canada.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Garrett Repski, Media Relations, MarigoldPR, garrett@marigoldpr.com, 310.351.2383.

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 22-OCT-18